Exhibit 4.4

2009 LONG TERM INCENTIVE PLAN

The 2009 performance based incentive plan (the “Plan”) is proposed to in total include approximately 50 senior executives and other key employees within the Group. The participants in the Plan are required to own shares in MTG. These investment shares can either be shares already held or shares purchased on the market directly in connection with the notification to participate in the Plan. Thereafter the participants will be granted, by the company free of charge, rights to retention shares and performance shares on the terms stipulated below.

The personal investment

In order to participate in the Plan, the employees have to own MTG shares. The maximum number of shares which the employee may invest under the Plan will correspond to a value of approximately 5-8 per cent of the employee’s annual base salary.

For each share invested under the Plan, the participants will be granted retention rights and performance rights by the Company. Subject to fulfilment of certain retention and performance based conditions during the period 1 April 2009 – 31 March 2012 (the “Measure Period”), the participant maintaining employment within the Group at the date of the release of MTG’s interim report for the period January – March 2012, and subject to the participant maintaining the invested shares, each retention right and performance right will entitle the participant to receive one Class B share. Dividends paid on the underlying share will increase the number of rights being allotted in order to treat the shareholders and the participants equally.

Performance conditions

The retention rights and performance rights are divided into Series A: retention shares and Series B - C: performance shares.

The number of shares to be received by exercising rights depends on the fulfilment of the following retention and performance based conditions during the Measure Period:

Series A	MTG’s total shareholder return on the Class B shares (TSR) exceeding 0 per cent as entry level (no stretch target)

Series B	MTG’s average normalised return of capital employed (ROCE) of 13 per cent as entry level and 23 per cent as stretch target

Series C
MTG’s total shareholder return on the Class B shares (TSR) equal to a peer group including CME, ITV, M6, Mediaset, ProSieben, RTL Group, Sky, TF1 and TVN as the entry level and 10 percentage points better than the peer group as the stretch target

The determined levels in the performance based conditions are “entry level” and “stretch target” with a linear interpolation applied between those levels. If entry level is reached the number of rights exercisable is proposed to be twenty per cent. The entry level constitutes the minimum level which must be exceeded in order to enable exercise of part of the rights. Vesting of the retention rights and performance rights is initiated only if a defined entry level is exceeded. If the entry level is not exceeded all rights to retention and performance shares in that series will lapse. If a stretch target is met, all retention rights and performance rights remain exercisable in that series.

The right to retention shares and performance shares

The rights to retention shares and performance shares shall be governed by the following terms and conditions:

•
Granted free of charge on or around 1 June 2009. The Board of Directors shall be authorised to make allotments within the scope of the incentive programmes in connection with recruitments that have been carried out after the first allotment, however no later than on 31 December 2009.

•	May not be pledged, transferred or disposed.

•	May be exercised the day following the release of the interim report for the period January – March 2012.

•
Dividends paid on the underlying share during the vesting period will increase the number of retention and performance shares being allotted in order to treat the shareholders and the participants equally.

•	May only be exercised provided that the holder is still employed by the Group and has maintained the personal investment during the vesting period.

Preparation and administration

The Board of Directors, or a committee established by the Board for these purposes, shall be responsible for preparing the detailed terms and conditions of the Plan, in accordance with the mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments in the Plan to meet foreign regulations or market conditions. The Board of Directors may also make other adjustments if significant changes in the Group, or its circumstances, result in a situation where the decided terms, targets and conditions for investing, vesting and for the possibility to exercise the rights under the incentive programme, become unsuitable to use.

Allocation

In total, the Plan is estimated to comprise up to 43,225 shares held by the employees entitling participants to rights of up to 43,225 retention shares and 217,900 performance shares. The participants are divided into five different groups. The Plan will comprise the following number of invested shares and the maximum number of rights in accordance with the above mentioned principles and assumptions:

•	for the CEO; up to 7,000 shares and 8 rights per invested share (Series A: 1.0 rights and Series B-C: 3.5 rights per Series);

•	for approximately eight members of the senior executives (category 1); up to 2,000 shares each and 6.5 rights per invested share (Series A: 1.0 rights and Series B-C: 2.75 rights per Series);

•	for approximately nine senior executives and/or key employees (category 2); up to 1,000 shares each and 5 rights per invested share (Series A: 1.0 rights and Series B-C: 2.0 rights per Series);

•	for approximately 19 senior executives and/or key employees (category 3); up to 425 shares each and 5 rights per invested share (Series A: 1.0 rights and Series B-C: 2.0 rights per Series); and

•	for approximately 14 senior executives and/or key employees (category 4); up to 225 shares each and 5 rights per invested share (Series A: 1.0 rights and Series B-C: 2.0 rights per Series).

Scope and costs of the programme

The Plan will be accounted for in accordance with IFRS 2 which stipulates that the rights should be recorded as a personnel expense in the income statement during the vesting period. Based on the assumptions that the share price is SEK 159.50 (closing share price of the MTG Class B share on 3 April 2009) at the time of allocation, that each participant makes the maximum personal investment, and that the annual employee turnover is 10 per cent among the participants of the programme, an average fulfilment of performance conditions of approximately 50 per cent and full award of retention share, the total cost, exclusive of social security costs, for the programme is estimated to approximately SEK 15 million before tax. The cost will be allocated over the years 2009-2012.

Social security costs will also be recorded as a personnel expense in the income statement in accordance with generally accepted accounting principles. The social security costs are estimated to be around SEK 5 million with the assumptions above and an average social security tax rate of 23 per cent and an annual share price increase of 10 per cent.

The participant’s maximum profit per right in the Plan is SEK 655, which corresponds to five times the average closing share price of the MTG Class B shares during February 2009 (SEK 131). If the value of right exceeds SEK 655, the number of shares each right entitles the employee to receive will be reduced accordingly. The maximum dilution, taking into consideration delivery of shares to the participants and the issues of shares for the purpose of hedging social security costs, is 0.6 per cent in terms of shares outstanding, 0.2 per cent in terms of votes and 0.1 per cent in terms of the estimated programme cost as defined in IFRS 2 divided by the Company’s market capitalisation. Assuming that a maximum gain of SEK 655 per right is achieved, all invested shares are held according to Plan and a 100 per cent fulfilment of retention and performance based conditions are met the maximum cost for the programme is approximately SEK 27 million in accordance with IFRS 2 and the maximum cost for social charges approximately SEK 42 million.

Effect on certain key ratios

The impact on basic earnings per share if the programme had been introduced in 2008 with the assumptions above would result in a dilution of 0.2 per cent or from SEK 43.25 to SEK 43.18 on a proforma basis.

The annual cost of the programme including social charges is estimated to be approximately SEK 7 million assuming the above assumptions. This cost can be related to the Company’s total personnel costs, including social charges, of SEK 1,362 million in 2008.

Delivery of shares under the Plan

To ensure the delivery of Class B shares under the Plan, the Board of Directors proposes that the Annual General Meeting authorises the Board to resolve on a directed issue of Class C shares to Nordea Bank AB (publ), and an authorisation for the Board of Directors to subsequently resolve to repurchase the Class C shares from Nordea Bank AB (publ). The Class C shares will then be held by the Company as treasury shares during the vesting period, where after the appropriate number of Class C shares will be reclassified into Class B shares and subsequently be delivered to the participants under the Plan.

The Board of Directors also intends to hedge the social security costs by issuing Class C shares, which after reclassification into Class B shares will be sold on Nasdaq OMX Stockholm. Any decision to sell shares for the purpose of hedging social security costs will be put forward at the Annual General Meeting 2011.